Exhibit 99.1

        Brookfield Asset Management

Annual Information Form Brookfield Asset Management Inc. March 26, 2009

Brookfield Asset Management

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements	2

Subsidiaries	3

Development of the Business	3

Business of the Corporation	8

Code of Business Conduct and Ethics	14

Business Environment and Risks	14

Directors and Officers	14

Market for Securities	16

Ratings	16

Dividends and Dividend Policy	17

Description of Capital Structure	19

Transfer Agent and Registrar	20

Material Contracts	20

Interests of Experts	20

Audit Committee Information	20

Additional Information	22

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Asset Management

THE CORPORATION

Brookfield Asset Management Inc. (the “Corporation”) is a global asset management company focussed on property, power and infrastructure assets, the Corporation has approximately $80 billion of assets under management. The Corporation is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

Brookfield Asset Management Inc. was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1,2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield”, “we”, “us” and “our” refer to the Corporation and its consolidated subsidiaries unless the context requires otherwise. The Corporation’s registered office and head office are located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain operating platforms that enable us to effectively manage these assets and enhance their values over time. We operate and manage assets in the following areas:

i)	Commercial Properties – We own and operate high quality commercial office and retail properties on behalf of ourselves and our co-investors in North America, Australasia, Europe and Brazil.

ii)

Renewable Power Generation – Our power generating operations are predominantly hydroelectric facilities located on river systems in Canada, the United States and Brazil, along with a small number of co-generation and wind energy facilities.

iii)	Infrastructure – Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors and are located in the United States, Canada, Chile and Brazil.

iv)

Development and Other Properties – Our development and other properties business includes opportunity investment funds, residential operations, properties under development and held for development and construction activities.

v)

Specialty Funds – Our specialty funds business includes restructuring, real estate financing and bridge lending in the property, power and infrastructure areas and in related sectors where we have investment expertise.

vi)	Public Securities – Our public securities activities include the management of $18 billion of fixed income and equity securities on an advisory basis for institutional and individual investors.

In addition, we also own direct interests in a number of investments (collectively referred to as “Investments”), which will be sold once value has been maximized, integrated into our core operations or used to seed new funds.

At December 31, 2008, we employed approximately 14,000 people.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All reference to R$ are to Brazilian reais. All information is presented as at December 31,2008, unless otherwise noted.

Brookfield Asset Management – 2009 Annual Information Form	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this Annual Information Form, in other filings with Canadian regulators or the SEC or in other communications. The words “believe”, “expect”, “potentially”, “principally”, “tend”, “primarily”, “generally”, “represent”, “anticipate”, “position”, “intend”, “endeavour”, “seek”, “often”, “enable”, “goal”, “expand”, “build”, “continue”, “scheduled”, “typically”, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Forward-looking statements in this Annual Information Form include among others, statements with respect to furthering our goal of building a world class asset management firm, the duration we intend to hold most of our assets, our financial and operating objectives and strategies to achieve them, capital committed to our funds, potential growth of our asset management business and related revenue streams therefrom, the likelihood that our commercial property rents will be paid, the strength of our tenant relationships, commencement of commercial operations at our new hydroelectric facilities in Brazil, changes in long-term power prices and the effect thereof on operating expenses and borrowing costs, the closing during the first quarter of 2009 of the sale of our interest in our United Kingdom reinsurance business within Imagine Insurance and recovery of capital from the balance of the Imagine business, scheduled occupancy of the Bay Adelaide Centre in Toronto, construction of commercial office space on Ninth Avenue in New York City, future growth of our residential development properties, our ability to create value for our shareholders and clients, enhance the long-term value of our existing businesses, capitalize on future opportunities, maintain or increase our net rental income, contract power into the future, generate revenue and margin from our transmission operations, attract new tenants for our commercial properties, convert our rural development properties into residential and other purpose land, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; our continued ability to attract institutional partners to our Specialty Investment Funds; adverse hydrology conditions; timber growth cycles; environmental matters; regulatory and political factors within the countries in which we operate; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under International Financial Reporting Standards; and other risks and factors detailed in Management’s Discussion and Analysis of Financial Results incorporated by reference in this Annual Information Form under the heading “Business Environment and Risks”, in the Corporation’s Form 40-F filed with the Securities and Exchange Commission as well as in other documents filed from time to time by the Corporation with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2	Brookfield Asset Management – 2009 Annual Information Form

SUBSIDIARIES

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned, Controlled or Directed
Property Operations
Brookfield Homes Corporation	Delaware	58.2
Brookfield Properties Corporation	Canada	51.4
BPO Properties Limited	Canada	89.7
Power Generating Operations
Brookfield Renewable Power Inc.	Ontario	100.0
Great Lakes Hydro Income Fund	Quebec	50.0
Other
Brascan Brasil, S.A.	Brazil	100.0
Brookfield Investments Corporation	Ontario	100.0
Norbord Inc.	Ontario	60.3 (a)
Fraser Papers Inc.	Ontario	75.3

(a) The Corporation’s direct and indirect ownership in Norbord Inc. increased to 75% in January 2009.

DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2006 in each of the Corporation’s areas of business and in the Corporation’s corporate and other activities.

Commercial Properties – Office

In July 2008, our North American property subsidiary, Brookfield Properties Corporation (“Brookfield Properties”) sold its 50% interest in TD Canada Trust Tower in Toronto for C$425 million to OMERS Realty.

In the first quarter of 2008, Brookfield Properties completed the disposition of the non-core properties acquired in 2006 from Trizec Properties, Inc. (“Trizec Properties”) and Trizec Canada Inc. (“Trizec Canada”).

In January 2008, Brookfield Properties acquired minority interests in its 53 and 75 State Street office buildings in downtown Boston.

During 2008, we completed $1.2 billion of financings to refinance existing properties. Core office property debt at December 31,2008 had an average interest rate of 5.6% and an average term to maturity of seven years.

We leased 6.4 million square feet in our North American portfolio during 2008 at an average net rent of $25.44 per square foot, replacing expiring leases that averaged $17.80 per square foot, leading to increased rent. We continue to manage our portfolios and tenant relationships on a proactive basis which can lead to opportunities to re-lease space for increased yields while minimizing vacancies.

In November 2007, we completed the acquisition of the stapled securities of Multiplex Limited and Multiplex Property Trust (together “Multiplex”). Prior to this acquisition, Multiplex was a diversified owner and property manager based in Australia, with established operations in Australia, New Zealand, the United Kingdom and the Middle East. Multiplex’s assets at the time of acquisition included approximately $3.6 billion of core office and retail properties within nine funds and a $3 billion high-quality office portfolio held within the Multiplex Property Trust. At the time of acquisition, Multiplex employed approximately 2,300 people.

In December 2006, Brookfield Properties issued $1.25 billion of common shares at $38 per share. Of the 33 million common shares issued, a syndicate of underwriters purchased 20,625,000 common shares and a subsidiary of the Corporation, Brookfield Investments Corporation, purchased the remaining 12,375,000 common shares for approximately $470 million.

Brookfield Asset Management – 2009 Annual Information Form	3

In June 2006, Brookfield Properties announced that it signed a definitive agreement to acquire through a joint-venture with The Blackstone Group, all of the shares of Trizec Properties, a publicly-traded U.S. core office REIT, and Trizec Canada, a Canadian company that held, among other assets, an approximate 38% stake in Trizec Properties, which had a combined equity value of approximately $4.8 billion. The Trizec portfolio consisted of 58 high-quality office properties totalling 29 million square feet in nine U.S. markets including New York City, Washington D.C. and Los Angeles. The transaction closed on October 5,2006.

In January 2006, we acquired One Bethesda Center, a 168,000 square foot office building located in Bethesda, Maryland, for $69 million.

In January 2006, we sold the World Trade Center Denver for $116 million, which followed the sale of our 50% interest in the Colorado State Bank building in December 2005 for $22 million.

Commercial Properties – Retail

In the first quarter of 2008, we opened the 825,000 square foot Eden shopping centre complex, located in High Wycombe, U.K.

In December 2007, our retail property fund in Brazil, Brascan Brazil Real Estate Partners, entered into an agreement to acquire five high-quality shopping centres in São Paulo and Rio de Janeiro for R$1.7 billion Brazilian reais (approximately $965 million). This acquisition expanded the fund’s portfolio to approximately 2.5 million square feet of retail centres in south-central Brazil. Many of the properties in this portfolio were undergoing significant developments during 2008.

In September 2006, we announced that we had formed a specialty real estate income fund focussed on the acquisition of commercial retail shopping centres in Brazil. The fund has more than $700 million of commitments, $200 million of which has been committed by the Corporation with the balance of the capital committed by four institutional investors.

Renewable Power Generation

In April 2008, Brookfield Renewable Power Inc. (“Brookfield Power”) purchased the 18 megawatt (“MW”) Twin Cities run-of-the-river hydroelectric facility located on the Mississippi River in St. Paul, Minnesota.

In March 2008, Brookfield Power was formed through the amalgamation of Brookfield Power Inc. and its wholly owned subsidiary, Brookfield Power Corporation.

During 2008, we commenced commercial operations at three new hydroelectric facilities in Brazil that have a combined capacity to generate 61 megawatts of electricity and we currently have three other projects under construction in the country, totalling 85 megawatts of installed capacity that are expected to commence commercial operations during 2009. The acquisitions completed during 2008 added 156 megawatts in Brazil and 18 megawatts in the United States.

In December 2007, Brookfield Power announced an agreement to acquire a 156 MW hydroelectric generating facility on the Itiquira River in Mato Grosso State in central Brazil for $288 million. All the power produced by this facility is sold under a long-term contract expiring in 2014. This acquisition closed in early 2008.

In November 2006, we completed both phases of the Prince Wind Energy Project located northwest of Sault Ste. Marie, Ontario. The Prince Wind Energy Project is comprised of 126 wind turbines extending over nearly 20,000 acres.

In August 2006, we entered into agreements to acquire two hydroelectric generating plants in West Virginia, which have a combined capacity of 107 MW and generate on average 526 gigawatt hours of electricity annually. These stations were acquired from Alloy Power LLC and West Virginia Alloy LLC (“WVA”) and sell power to WVA under a 15-year contract.

In January 2006, Brookfield Power announced the acquisition of four hydroelectric generating stations in northern Ontario with a total generating capacity of 50 MW and two hydroelectric generating stations in Maine with a total generating capacity of approximately 40 MW. These acquisitions were conditional on regulatory agency approvals and closed in the second quarter of 2006.

Infrastructure Operations

In February 2009, we converted 4.5 million Class B interests of Katahdin Forest Management LLC into units of Acadian Timber Income Fund (“Acadian”), increasing our ownership of Acadian units to 45.3%. Our fully diluted ownership was unchanged.

In January 2009, the Public Utility Commission of Texas awarded to our infrastructure affiliate, Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”), and its 50% partner, Isolux Corsan Concesiones S.A., the right to develop, construct, own and operate approximately $400 million of electricity transmission projects in Texas.

4	Brookfield Asset Management – 2009 Annual Information Form

In the third quarter of 2008, we formed an investment fund into which a portion of our US Pacific Northwest freehold timberlands were sold.

In September 2008, Brookfield Infrastructure exercised its option to sell its minority interest in a group of five related transmission investments in Brazil.

In July 2008, we launched with Dow Jones the Dow Jones Brookfield Infrastructure Indexes.

In April 2008, Brookfield Infrastructure increased its ownership in its Chilean transmission operations, HQI Transelec Chile S.A. (“Transelec”), from 10.7% to 17.8%.

In the second quarter of 2008, we launched the Brookfield Redding Infrastructure Fund for investing in global infrastructure.

In January 2008, the Corporation completed the spin-off of a 60% interest in Brookfield Infrastructure to the holders of the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares. Initially, Brookfield Infrastructure held interests in five electricity transmission and timber operations in Canada, the United States, Chile and Brazil. In March 2008, Brookfield Infrastructure announced the purchase of certain Ontario Transmission Assets from the Corporation. Shareholders received on January 31, 2008 one partnership unit for every 25 Class A Limited Voting Shares or Class B Limited Voting Shares held at the close of business on January 14, 2008. The partnership units commenced trading on the New York Stock Exchange on January 31, 2008 under the stock symbol BIP.

In April 2007, we announced the completion of our acquisition of Longview Fibre Company, a U.S. forest products company, for approximately $2.15 billion including assumed debt. With this transaction, we acquired 588,000 acres of freehold timberlands in Washington and Oregon, as well as specialty paper and container manufacturing facilities. On acquisition, Longview Fibre Company employed approximately 2,400 people.

In June 2006, we acquired a 28% interest in Transelec for approximately $2.5 billion, including working capital, as part of a consortium including Canada Pension Plan Investment Board and British Columbia Investment Management Corporation. The consortium acquired 92% of the shares of Transelec from Hydro Québec International Inc. and the remaining 8% of the shares of Transelec from International Finance Corporation, the investment arm of the World Bank. Transelec is the largest electricity transmission system in Chile.

In February 2006, Acadian, under our sponsorship, completed an initial public offering of approximately 8.45 million fund units raising proceeds of approximately C$84 million. The proceeds were used by Acadian to acquire approximately 311,000 acres of freehold timberland in Maine from Brookfield and 765,000 of freehold timberlands and related assets in New Brunswick from Fraser Papers Inc. (“Fraser Papers”). We retained approximately 27% of the fund units and manage Acadian through a wholly-owned subsidiary. In December 2006, we increased our indirect ownership in Acadian to approximately 30%.

Development and Other Properties

During 2008, Brookfield Properties advanced construction and pre-leasing of the Bay Adelaide Centre West Tower in Toronto. The building was topped off in September 2008.

Also during 2008, Brookfield Properties completed two office projects in the Washington D.C. area, 1225 Connecticut Avenue, a 227,000 square foot redevelopment, and Two Reston Crescent, a 185,000 square foot new office building.

During 2008, we received development approval for one of largest commercial office complexes in Perth, West Australia, increased the number of our third-party construction projects in Australia and completed construction of the new Justice Department headquarters in Sydney.

Brookfield Asset Management – 2009 Annual Information Form	5

We expanded our Brazilian residential property operations during 2008 through the acquisition of MB Engenharia and a merger with Company S.A. These transactions increased our market position in São Paulo and Rio de Janeiro and also established a presence in the mid-west region of Brazil, including Brasilia and Goiânia. The acquisitions also extended our product offerings into the middle income segment, thereby providing a complement to our existing presence in the higher income segment.

During the period from August to December 2007, we acquired approximately 1.4 million common shares of our housing subsidiary, Brookfield Homes Corporation (“Brookfield Homes”), increasing our ownership interest in Brookfield Homes to 58%.

In December 2007, we formed Brookfield Real Estate Opportunity Fund II (BREOF II), a $168 million fund formed to invest in underperforming real estate properties in North American including office, retail, industrial and multi-family properties.

In November 2006, we completed an initial public offering of common shares of our Brazilian subsidiary, Brascan Residential Properties S.A. (“BRP”). A total of 74.25 million shares were sold at R$16.00 per share for a total gross proceeds of R$1.2 billion, equivalent to approximately $557.6 million. The shares are listed for trading on the Novo Mercado segment of the São Paulo Stock Exchange in Brazil. Following the offering, we indirectly owned a 60% interest in BRP.

In September 2006, we announced the formation of a $240 million real estate opportunity fund (BREOF I) to invest in underperforming real estate in North America.

Specialty Funds

In January 2009, Tricap Management Limited (“Tricap”), an indirect wholly-owned subsidiary of Brookfield, acquired 4,303,788 additional common shares and 254,374,654 non-voting shares of Western Forest Products Inc. (“Western”) for C$0.19 per share in connection with Western’s rights offering. This acquisition increased Tricap’s ownership of Western’s common and non-voting shares to 49% and 100% respectively. Of the shares acquired, an aggregate of 236,500,018 shares are beneficially owned by the Corporation. Including the Tricap acquisition, the Corporation beneficially owns 49,124,547 common shares and 300,028,286 non-voting shares representing approximately 38% and 89% of the issued and outstanding common shares and non-voting shares of Western.

In April 2007, we formed Bridge II, a specialty lending fund offering tailored solutions to North American companies in need of access to short-term financing.

In May 2006, Tricap announced that it acquired 53.6 million common shares of Western on the exchange of a portion of the subscription receipts previously acquired by Tricap. Following this exchange, Tricap held an aggregate of 58.7 million common shares of Western, representing approximately 49% of the outstanding Western common shares.

In March 2006, Tricap completed the financial restructuring of Stelco Inc. (“Stelco”), a major Canadian integrated steel company, which resulted in Tricap owning a 37% equity interest in Stelco. In October 2007, Tricap sold its 37% interest in Stelco to U.S. Steel in conjunction with an offer from U.S. Steel to acquire 100% of Stelco. The Corporation’s share of the gain on this sale was approximately $250 million.

In the fourth quarter of 2006, we formed Tricap Partners II (“Tricap II”), a $1 billion restructuring fund dedicated to acquiring significant interests in, and executing the restructuring of, underperforming and distressed companies.

Investments

In January 2009, we acquired 163 million common shares and 81 million common share warrants of our forest-products subsidiary Norbord Inc. (“Norbord”) for approximately C$144 million, in conjunction with Norbord’s rights offering. This acquisition increased Brookfield’s direct and indirect ownership of Norbord’s common shares to approximately 75%.

In the third quarter of 2008, we closed the sale of our Lloyds Insurance business and reached an agreement to sell our US property and casualty insurance business.

6	Brookfield Asset Management – 2009 Annual Information Form

In January 2008, we announced the acquisition of 18,813,245 common shares of our paper products subsidiary, Fraser Papers, through an equity rights offering, increasing our direct and indirect interest in Fraser Papers to approximately 70%.

In July 2007, we announced the acquisition of 2,000,000 common shares of Fraser Papers, increasing our direct and indirect interest in Fraser Papers to 56%.

In December 2006, we announced that we entered into an agreement to sell our 40% interest in Ticket Serviços in Brazil, a business services provider and hotel operator, to Accor Group of France, the then owner of 50% of the company, for approximately $200 million. This transaction closed in March 2007.

During 2006, we disposed of 1.3 million common shares of Falconbridge Limited (“Falconbridge”), representing approximately 1% of its outstanding common shares, $570 million of junior preferred shares and $59 million of convertible debentures.

Corporate and Other

In November 2008, we finalized an agreement to extend the maturity of debt financing for our Australian operations and announced our intention to combine all our European development operations into a single operating platform.

In October 2008, we issued $150 million of unsecured term debt pursuant to a private placement, comprising $75 million of 5-year 6.65% notes and $75 million of 4-year 6.4% notes.

In June 2008, the Corporation issued 6,000,000 Class A Preference Shares, Series 21, in Canada at a price of C$25.00 per share paying quarterly dividends based on a fixed annual rate of 5.0%, for aggregate gross proceeds of C$150 million. These shares trade on the TSX under the symbol BAM.PR.O.

In April 2008, the Corporation received approval for a normal course issuer bid to purchase up to 49,500,000 Class A Limited Voting Shares representing approximately 9.9% of the public float of the Corporation’s issued and outstanding shares in this series through open market purchases on the New York and Toronto Stock Exchanges. Under this bid, which commenced on April 21, 2008 and will expire on or before April 20, 2009, the Corporation has purchased, as of the date of this Annual Information Form, 13,251,052 Class A Limited Voting Shares for approximately $235 million at an average price of $17.73 per share. All Class A Limited Voting Shares purchased under this bid have been cancelled.

In March 2008, the Corporation’s Class A Limited Voting Shares commenced trading on NYSE Euronext under the stock symbol BAMA.

In November 2007, we acquired KG Redding, an investment manager of North American and global real estate securities with over $6 billion in assets under management, for consideration including $80 million cash and the issue of Class A Limited Voting Shares.

In July 2007, the Corporation redeemed its 5,000,000 outstanding 8.30% Preferred Securities due June 30, 2051 for C$25.00 plus accrued interest of C$0.017055 per security, for a total redemption price per security of C$25.017055.

In June 2007, the Corporation completed a three-for-two stock split of its Class A Limited Voting Shares by way of a stock dividend of one-half a Class A Limited Voting Share for every Class A Limited Voting Share or Class B Limited Voting Share held. All share and per share information in this Annual Information Form for the period prior to June 1, 2007 has been adjusted to reflect this stock split, except as noted.

In May 2007, the Corporation issued 8,000,000 Class A Preferences Shares, Series 18, in Canada at a price of C$25.00 per share paying quarterly dividends based on a fixed annual rate of 4.75%, for aggregate gross proceeds of C$200 million. These shares trade on the TSX under the symbol BAM.PR.N.

In April 2007, the Corporation completed an offering in the United States of $250 million of 5.80% notes due April 2017 and an offering in Canada of C$250 million of 5.29% notes also due April 2017.

Also in April 2007, the Corporation received approval for a normal course issuer bid to purchase up to 49,500,000 Class A Limited Voting Shares representing approximately 10% of the public float of the Corporation’s issued and outstanding shares in this series through open market purchases on the New York and Toronto Stock Exchanges. Under this bid, which commenced on April 21, 2007 and expired on April 20, 2008, the Corporation purchased 6,172,700 Class A Limited Voting Shares for approximately C$201 million at an

Brookfield Asset Management – 2009 Annual Information Form	7

average price of C$32.53 per share. All Class A Limited Voting Shares purchased under this bid were cancelled.

In January 2007, the Corporation redeemed its 5,000,000 outstanding 8.35% Preferred Securities for C$25.00 principal value per security plus accrued interest of C$0.01144, for a total redemption price per security of C$25.01144.

In November 2006, the Corporation issued 8,000,000 Class A Preference Shares, Series 17, having a par value of C$25.00 and paying quarterly dividends based on a fixed annual rate of 4.75%, for aggregate gross proceeds of C$200 million. These shares trade on the TSX under the symbol BAM.PR.M.

In November 2006, the holders of the Corporation’s Series 8 and 9 Preferred Shares exercised their conversion privilege, resulting in the conversion of 272,614 Series 8 Preferred Shares into an equivalent number of Series 9 Preferred Shares, and the conversion of 1,028,770 Series 9 Preferred Shares into an equivalent number of Series 8 Preferred Shares. In conjunction with this conversion, the annual interest rate payable on the Corporation’s Series 9 Preferred Shares was reset to 4.35%.

In April 2006, the Corporation completed a three-for-two stock split of its Class A Limited Voting Shares by way of a stock dividend whereby shareholders received one-half a Class A Limited Voting Share for every Class A Limited Voting Share or Class B Limited Voting Share held. The Corporation also announced a 50% increase in the quarterly dividend on its Class A Limited Voting Shares to $0.16 (on a pre-split basis) commencing with the dividend paid on May 31,2006.

Also in April 2006, the Corporation received approval for a normal course issuer bid to purchase up to 31,200,000 Class A Limited Voting Shares (on a pre-split basis) representing approximately 10% of the public float of its issued and outstanding shares in this series, through open market purchases on the Toronto and New York Stock exchanges. Under this bid, which commenced on April 21, 2006 and expired on April 20, 2007, the Corporation purchased 291,600 Class A Limited Voting Shares for approximately C$16.7 million at an average price of C$57.09 per share. All Class A Limited Voting Shares acquired under this bid were cancelled.

BUSINESS OF THE CORPORATION

Overview

Brookfield is a global asset management company, with a primary focus on property, renewable power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities to create value for our shareholders and our clients. We create value for shareholders by increasing, over time, the cash flows generated by these assets as well as income earned from managing the capital invested by our clients alongside our own.

Strategy

Our goal is to establish Brookfield as a global asset manager of choice for investment clients who wish to benefit from the ownership of property, renewable power and infrastructure assets. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of assets for our own benefit, and for our clients whose capital we manage.

We believe that the best way to create long-term shareholder value is to generate increasing operating cash flows, measured on a per share basis, over a very long period of time. Accordingly, we concentrate on high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows are more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Corporation against future uncertainty and enables us to invest with confidence when opportunities arise.

Consistent with this focus, we own and operate large portfolios of core office properties, hydroelectric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.

We believe the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. These assets, in our view, represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. There is a substantial supply of investment opportunities in the form of existing assets as well as the need

8	Brookfield Asset Management – 2009 Annual Information Form

for continued development in an ever expanding global economy. At the same time there are relatively few global organizations focused on managing assets of this nature as a primary component of their strategy.

Accordingly, an important component of our long-term strategy for growth is centred around expanding our assets under management, which should lead to increased fee revenues and long-term opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, through geographic expansion beyond our current focus in North America, South America, Europe and Australia, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.

Our Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. Over time we have established a number of high quality operating platforms that are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to expand our sources of co-investment capital and clients. In order to expand our assets under management, we are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by strong investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Operating platforms

Our business is conducted primarily through six individual operating platforms: commercial properties, renewable power generation, infrastructure, development and other properties, specialty funds and public securities. The following sections provide information on each of these operating platforms, as well as a description of our private equity investments.

Commercial Properties

We own and operate high quality commercial office and retail properties on behalf of ourselves and our co-investors in North America, Australasia, Europe and Brazil.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.

Brookfield Asset Management – 2009 Annual Information Form	9

Our North American operations are conducted through a 51%-owned subsidiary, Brookfield Properties, and our primary markets are New York, Boston, Houston, Los Angeles, Washington D.C., Toronto, Calgary and Ottawa. We also own a high quality portfolio of properties in Australia located primarily in Sydney, Brisbane, Melbourne and Perth. Our European operations are principally located in London, U.K. The properties in each of these geographic areas are held directly as well as through funds which we manage on behalf of ourselves and others on a contractual basis.

Leasing Profile

Our total portfolio worldwide occupancy rate at the end of 2008 increased to 97% compared to 96% at December 31, 2007, and the average term of the leases was seven years, unchanged from the prior year.

As at December 31, 2008, the average term of our in-place leases in North America was seven years. Annual lease expiries average 4% over the next four years with only 3% expiring in 2009. Average in-place net rents across the portfolio have remained unchanged at $23 per square foot from the end of last year, and continue to be at a significant discount to the average market rent of $32 per square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years, notwithstanding the present difficult economic environment.

Average in-place rents in our Australian portfolio are $34 per square foot, approximately 10% below market rents. During the year we leased 1.3 million square feet of space at higher rates than the expiring leases. The occupancy rate across the portfolio remains high at 99.3% and the weighted average lease term is approximately eight years. Our fifteen largest tenants have a weighted average lease life of nine years and account for approximately 70% of our leaseable area. These tenants have an average rating profile of A+.

The high quality of our properties has enabled us to sign long-term leases with high quality tenants that have strong credit profiles. The contractual terms of these leases provide a high level of assurance that rents will be paid as expected unless a bankruptcy event occurs. Notwithstanding the recent economic turmoil, only 400,000 square feet, representing less than 1% of our net rentable area and annualized net operating income of $3.5 million, were returned to us as a result of credit events, and we subsequently re-leased 110,000 square feet of this space at equivalent or better rents. Furthermore, the competitive positions of our properties in their respective markets enable us to attract new tenants from lower quality buildings to fill any excess in vacant space and we are in active negotiations to lease the remainder of the space returned.

Retail

Our Brascan Brasil Real Estate Partners Fund was formed in late 2006 and has $830 million of committed capital (Brookfield’s share – 25%). The fund is almost fully invested with $1.3 billion of total assets representing one of the largest retail portfolios in Brazil. The portfolio consists of interests in 15 shopping centres and associated office space totalling 4.1 million square feet of net leasable area, located primarily in Rio de Janeiro and São Paulo as well as Curitiba, Belo Horizonte, Mogi das Cruzes and Piracicaba.

Renewable Power Generation

We have assembled one of the largest privately owned hydroelectric power generating portfolios in the world. Our power generating operations are predominantly hydroelectric facilities located on river systems in the U.S., Canada and Brazil. As at December 31, 2008, we owned and managed 162 conventional hydroelectric generating stations with a combined generating capacity of approximately 3,129 megawatts. Our power stations are located in Ontario, Quebec, British Columbia, New York, New England, Louisiana and Brazil. This geographic distribution provides diversification of water flows to minimize the overall impact of hydrology fluctuations. Our storage reservoirs contain sufficient water to produce approximately 22% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. We also own and operate two natural gas-fired plants, a 600 megawatt pumped storage facility and a 189 megawatt wind energy project. Overall, our assets represent 4,133 megawatts of generating capacity.

10	Brookfield Asset Management – 2009 Annual Information Form

Contract Profile

Consistent with our strategy to establish lower volatility revenue streams, the prices for approximately 75% of our projected hydroelectric generation for 2009 and 2010 are contracted pursuant to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets when certainty of generation is confirmed.

Our long-term sales contracts, which account for more than 50% of total generation, have an average term of 12 years. The majority of our counterparties are investment grade in nature, including a number of government agencies. The financial contracts typically have a term of less than two years and are with high credit-worthy counterparties.

The average selling price for contracted power increases to $76 per megawatt hour from $67 per megawatt hour over the next five years, reflecting contractual step-ups in long duration contracts with locked-in prices and the expiry of lower priced contracts during the period. The decrease in these prices from those reported in prior quarters reflects the impact of lower currency exchange rates on non-U.S. contracts which should also have a mitigating impact on operating expenses and borrowing costs.

Infrastructure

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors, although we expect that, over time, we will expand into new sectors that provide similar investment characteristics. Our operations are located in the United States, Canada, Chile and Brazil and are primarily owned through managed funds.

Timber

We manage 2.6 million acres of high quality private freehold timberlands with an aggregate underlying value of $4.2 billion. These assets are held primarily through two private funds that currently hold operations located on the west coast of Canada and in the U.S. Pacific Northwest. We also manage a listed specialty issuer that operates in Eastern North America and a $280 million private timber fund focused on Brazil, which is largely uninvested at this time, and hold direct interests in timber assets in Brazil.

Transmission

Our electricity transmission operations include the largest transmission system in Chile, a smaller transmission and distribution system in Northern Ontario and interests in transmission lines in Brazil which have been sold in a transaction which is expected to close in March 2009. Our direct and indirect interests in these operations, which are held through funds managed by us, are as follows: 17% in the Chilean operations; 40% and 100% in the Northern Ontario transmission and distribution operations, respectively; and 8% in the Brazilian operations.

Our transmission operations generate stable revenues that are largely governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

Development and Other Properties

Development and other properties include our opportunity investment funds, residential operations, properties under development and held for development and construction activities.

Opportunity Investments

We manage niche real estate opportunity funds with $435 million of committed capital (Brookfield’s share – $247 million).

Total property assets within the funds were approximately $1.3 billion at year end. The portfolio of 99 properties is comprised predominantly of office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family and other property asset classes.

Residential

We conduct residential property operations in Canada, Brazil, Australia and the United States, in which we hold the following interests: Canada – 51%; Brazil – 42%; Australia – 100%; and United States – 58%.

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, increased since 2007 reflecting expansion within our Brazil operations offset by lower levels of activities in the United States.

Brookfield Asset Management – 2009 Annual Information Form	11

Canada

We continue to benefit from our strong market position and low-cost land bank, particularly in Alberta where we hold a 23% market share in Calgary. We own approximately 15,538 acres (December 31, 2007 – 14,864 acres) of which approximately 901 acres (December 31, 2007 – 1,004 acres) were under active development at year end. The balance of 14,637 acres (December 31, 2007 – 13,860 acres) is included in “Held for Development” because of the length of time that will likely pass before they are actively developed.

Australia

Our Australian operations are comprised of master planned community and condominium operations in five regions, New South Wales, Western Australia, Queensland, Southern Australia and New Zealand, that are consistent with our overall strategy and management expertise. We hold approximately 17,000 residential lots, homes and condominium units in these regions which provide the basis for continued growth.

United States

Our U.S. operations are comprised of master planned communities and infill developments. Our portfolio of approximately 24,000 owned or controlled lots in California and the Washington D.C. area provide a foundation for future growth. We also sell serviced and unserviced lots to other homebuilders on an opportunistic basis and acquire unentitled land options to create value.

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance their value. We are also developing a number of hydroelectric generating plants and retail properties which are discussed under “Renewable Power Generation” and “Commercial Properties – Retail”, respectively.

Current development initiatives in North America include a 1.2 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, and properties in Washington, D.C. Bay Adelaide Centre is 72% leased and scheduled for occupancy in the third quarter of 2009. We are also continuing the redevelopment of a 269,000 square foot property in Washington D.C.

We have 2.7 million square feet of commercial property space under development in Australia. Current developments include a 350,000 square foot office project fully leased to Macquarie Bank in Sydney, which is 86% complete, as well as three properties in Sydney, Melbourne, and Auckland, all of which are substantially preleased to tenants such as Sydney Water, Australia Post and Deloitte. We have also commenced the construction of a 900,000 square foot premier office property in Perth, which is 82% leased to BHP Billiton.

In the United Kingdom, we own a proportionate share of approximately 7.9 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development, and substantially pre-leased.

Held for Development

We acquire land and long-term rights on land, seek entitlements to construct, and then either sell the development once it has been improved or build the project ourselves. We typically hold these developments directly, given that they do not generate current cash flow until the project is completed, at which time it can be transferred to an existing portfolio or sold outright. Accordingly, we do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is recognized.

Commercial Office Properties

We own well-positioned land on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments.

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 11,000 lots which

12	Brookfield Asset Management – 2009 Annual Information Form

are located predominantly in California and Virginia. We invested additional capital into development land in Alberta to maintain our market position and hold 14,637 acres. We also hold approximately 17,000 residential lots, homes and condominium units in our markets in Australia and New Zealand, which will provide the basis for continued growth. We increased our holdings in Brazil through a corporate acquisition and a merger during the year.

Rural Development Lands

We own approximately 372,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol, which is used largely as a gasoline substitute. We also hold 33,200 acres of potentially higher and better use land adjacent to our Western North American timberlands, included within our Timberlands segment, which we intend to convert into residential and other purpose land over time.

Construction Activities

We conduct the majority of our construction activities in Australia and the Middle East with each region accounting for approximately one-half of the outstanding backlog. Our construction activities are focused on large scale construction of real estate and infrastructure assets.

The revenue work book totalled $4.8 billion at the end of the year (December 31, 2007 – $6.0 billion) and represented 3.5 years of scheduled activity.

Specialty Funds

We conduct bridge lending, restructuring and real estate finance activities, particularly where we have expertise as a result of previous investment experience. As at December 31, 2008, we managed specialty funds with total committed capital of $4.4 billion.

Restructuring

Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period last year and we continue to manage and harvest the remaining invested capital of $295 million. Our two most significant investments in Tricap I are Western and Concert Industries Ltd. We also raised additional capital for Tricap II, which now has C$1 billion of committed capital.

Real Estate Finance

We operate real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $400 million. Our first fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) completed its investment period in 2007. We raised $275 million of additional capital for our second fund (BREF II) during the year, bringing the total commitments to $727 million. We had $298 million of capital invested in these operations at year end (2007 – $263 million).

Bridge Lending

Our first fund had commitments of C$700 million at the end of the year which have been fully invested and the remaining loans will mature through 2011. We have raised C$940 million in commitments and pledges for our senior and junior follow-on funds, including a C$240 million commitment from Brookfield.

Our portfolio at year end was comprised of 11 loans with an aggregate value of $188 million, and our largest single exposure at that date was $68 million. The average term at December 31, 2008 was 18 months excluding extension privileges and generated an average spread of 10% over the relevant base rate.

Investments

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

Brookfield Asset Management – 2009 Annual Information Form	13

Forest Products

We own a net beneficial interest in approximately 152 million shares of Norbord representing a 57% interest. We further increased our net beneficial interest in Norbord to 73% in early January through additional subscriptions to the same rights offering at an additional cost of $120 million.

Infrastructure

We own the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 25% of Alberta’s total power generation through the production of approximately 13 million tonnes of coal annually. Royalties from this production generate $6 million of operating cash flow and provide a stable source of income as they are free of crown royalties. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 34 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.

Business Services

Our insurance operations are conducted through 80%-owned Imagine Insurance (“Imagine”), a specialty reinsurance business which operates internationally; Hermitage Insurance Company (“Hermitage”), a property and casualty insurer which operates principally in the Northeast United States; and Trisura Guarantee Insurance Company, a surety company based in Toronto. We manage the securities portfolios of these companies, which totalled $1.0 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. We completed the sale of the United Kingdom reinsurance business within Imagine, thereby recovering capital of $200 million, and negotiated the sale of Hermitage for proceeds of $125 million, which closed in the first quarter of 2009. We intend to recover the balance of the capital from the Imagine business over time through an orderly run-off of the business.

Public Securities

We specialize in fixed income and equity securities with a particular focus on distressed real estate and infrastructure. Our fixed income mandates are managed primarily by New York-based Brookfield Hyperion Asset Management Inc. Our real estate equity securities are managed by Brookfield Redding LLC, based in Chicago, a leading, well-established real estate equity securities manager with a wide variety of clients throughout North America and Australia. Brookfield Soundvest Capital Management Ltd., based in Ottawa, Canada, manages fixed income and equity securities on behalf of a number of Canadian institutional investors.

Revenue, Net Income and Assets by Reportable Segment

The following table depicts revenue, net income and assets by reporting segment of the Corporation for the two most recently completed financial years:

	2008			2007
AS AT AND FOR THE YEARS ENDED DECEMBER 31, (MILLIONS)	Revenue	Net Income	Assets	Revenue	Net Income	Assets
Commercial properties	$3,075	$203	$23,699	$2,891	$24	$23,571
Power generation	1,286	328	6,778	971	106	7,106
Infrastructure	616	37	4,414	622	4	4,230
Development and other properties	3,654	(7)	9,822	1,751	138	12,115
Specialty funds	2,139	126	3,943	1,368	187	2,676
Cash, financial assets, fee revenues and other	2,098	(38)	4,955	1,740	328	5,899
	$12,868	$649	$53,611	$9,343	$787	$55,997

CODE OF BUSINESS CONDUCT AND ETHICS

For information about the Corporation’s Code of Business Conduct and Ethics, reference is made to the section entitled “Code of Business Conduct and Ethics” on page 27 of the Corporations’s Management Information Circular dated March 9, 2009 (“the Circular”) which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. A copy of the Circular can also be obtained from the Corporation and is available on our web site www.brookfield.com at Investor Centre/Other disclosure reports.

BUSINESS ENVIRONMENT AND RISKS

For information about the risk factors related to the Corporation and its business, reference is made to the section entitled “Business Environment and Risks” on pages 58 to 65 of Management’s Discussion and Analysis in the Corporation’s 2008 Annual Report (the “Annual Report”) which is available on SEDAR at www.sedar.com. A copy of the Annual Report can also be obtained from the Corporation and is available on our web site www.brookfield.com at Investor Centre/Financial reports.

DIRECTORS AND OFFICERS

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board has 16 directors. Particulars relating to each of the 16 directors nominated for election at the Annual and Special Meeting of Shareholders to be held on May 5, 2009 are set out in the Circular on pages 9 to 17, which are incorporated herein by reference.

14	Brookfield Asset Management – 2009 Annual Information Form

Executive and Corporate Officers of the Corporation

The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following tables:

Executive and Corporate Officers

Name	Residence	Current Office	Date of Appointment
Jeffrey M. Blidner(a)	Ontario, Canada	Senior Managing Partner	2003

Denis Couture(b)	Ontario, Canada	Senior Vice President, Investor Relations and Corporate and International Affairs	2007

J. Bruce Flatt(a)	Ontario, Canada	Senior Managing Partner and Chief Executive Officer	2002

Joseph S. Freedman(b)	Ontario, Canada	Senior Managing Partner and General Counsel	2003

Robert J. Harding(a)	Ontario, Canada	Chairman of the Board	1997

Catherine J. Johnston(b)	Ontario, Canada	Corporate Secretary and Legal Counsel	2008

Brian D. Lawson(a)	Ontario, Canada	Senior Managing Partner and Chief Financial Officer	2002

George E. Myhal(a)	Ontario, Canada	Senior Managing Partner	2003

Samuel J.B. Pollock(a)	Ontario, Canada	Senior Managing Partner	2003

(a)	Executive Officer
(b)	Corporate Officer

Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years except is follows:

(a)    Prior to their appointment as Managing Partners of the Corporation in 2003, Mr. Myhal was Chief Executive Officer of Brascan Financial and Messrs. Blidner, Freedman, Myhal and Pollock held various other executive positions with Brascan Financial, positions which they continued to hold until the amalgamation of Brascan Financial with the Corporation in January 2005.

(b)    Prior to his appointment in 2007, Mr. Couture was Senior Vice President of Investor Relations and Communications of Falconbridge Limited and Noranda Inc.

(c)    Prior to her appointment in 2008, Ms. Johnston was Assistant Secretary and Legal Counsel of Canadian Tire Corporation, Limited.

As at March 9, 2009, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 22.3 million Class A Limited Voting Shares, representing approximately 3.9% of the Corporation’s issued and outstanding shares in this series. These ownership interests do not include the pro rata interests of related directors and other executive officers held beneficially through Partners Limited and BAM Investments Corp. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Limited Voting Shares.

Mr. Lawson served as a director of American Resource Corporation Limited (“ARCL”) until April 2005. During that time, ARCL failed to file financial statements on a timely basis, and accordingly ARCL and its directors and officers became subject to management cease trade orders imposed by the Ontario Securities Commission and other provincial securities regulatory authorities. The Corporation controls all of the voting and 99% of the non-voting shares of ARCL. ARCL has corrected the filing deficiencies that led to the management cease trade orders and has made application to the relevant provincial securities regulatory authorities to have the management cease trade orders, which are still in effect, lifted.

Brookfield Asset Management – 2009 Annual Information Form	15

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York

	BAM.A	Toronto

	BAMA	NYSE Euronext (a)

Class A Preference Shares

Series 2	BAM.PR.B	Toronto

Series 4	BAM.PR.C	Toronto

Series 8	BAM.PR.E	Toronto

Series 9	BAM.PR.G	Toronto

Series 10	BAM.PR.H	Toronto

Series 11	BAM.PR.I	Toronto

Series 12	BAM.PR.J	Toronto

Series 13	BAM.PR.K	Toronto

Series 14	BAM.PR.L	Toronto

Series 17	BAM.PR.M	Toronto

Series 18	BAM.PR.N	Toronto

Series 21 (b)	BAM.PR.O	Toronto

(a) The Corporation’s Class A Limited Voting Shares were listed for trading on NYSE Euronext on March 18, 2008.

(b) The Corporation’s Class A Preference Shares, Series 21 were listed for trading on the TSX on June 25, 2008.

Security information on the trading prices and volumes for each of the above securities for each month of the calendar year ended December 31,2008 is set out in Appendix A to this Annual Information Form.

RATINGS

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form were as follows:

	DBRS		Standard & Poor’s		Moody’s
Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook
Commercial paper	R-1 (low)	Stable	A-1 (low)	Stable	Not rated	Not rated

Senior notes and debentures (a)	A (low)	Stable	A-	Stable	Baa2	Stable

Subordinated notes and debentures	BBB (high)	Stable	BBB	Stable	Not rated	Not rated

Preferred shares	Pfd-2 (low)	Stable	P-2	Stable	Not rated	Not rated

(a) The Corporation’s senior debt is also rated by Fitch Ratings Ltd.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s (“S&P”), and its senior notes and debentures are also rated by Moody’s Investor Service (“Moody’s”). The following is a brief description of each rating agency’s rating schedule.

DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1”, “AAA” and “Pfd-1”, respectively, which represent the highest ratings, to “R-3”, “CCC” and “Pfd -5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, DBRS may modify them by the addition of “(high)” or “(low)”.

S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1”, “AAA” and “P-1”, respectively, which represent the highest ratings, to “C”, “CCC” and “P-5”, which represent the lowest, with “D” for issues in payment default. To show

16	Brookfield Asset Management – 2009 Annual Information Form

relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”. DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative”.

Moody’s rates long-term obligations with ratings of “Aaa”, which represents the highest rating, to “C”, which represents the lowest. To show relative rankings within these rating categories, Moody’s may modify them by the addition of a “1”, “2” or “3” to indicate relatively higher, middle or lower ranking.

Fitch Ratings Ltd. (“Fitch”) has assigned a “BBB+” rating with a “Stable” outlook to the Corporation’s senior unsecured debt.

The ratings discussed above for the Corporation’s debt and securities are not a recommendation to purchase, hold or sell the Corporation’s debt and securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s or Fitch in the future if, in their judgment, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in the Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com.

DIVIDENDS AND DIVIDEND POLICY

Class A Limited Voting Shares and Class B Limited Voting Shares

The declaration and payment of dividends on the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares are at the discretion of the Board of Directors. Dividends on the Class A Limited Voting Shares and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The Board of Directors supports a stable and consistent dividend policy for these shares, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

On February 7, 2008, the Board of Directors approved an increase to the quarterly dividend paid on its Class A Limited Voting Shares and Class B Limited Voting Shares from $0.12 to $0.13, commencing with the dividend paid on May 31,2008.

On January 3, 2008, the Board of Directors announced a special dividend of 25 units of Brookfield Infrastructure for each Class A Limited Voting Share or Class B Limited Voting Share held at the close of business on January 14, 2008. This special dividend was distributed to the holders of Class A Limited Voting Shares and Class B Limited Voting Shares on January 31, 2008, and the Brookfield Infrastructure units commenced trading on the NYSE on that date. Fractional units were paid in February 2008 in cash at the rate of $20.5565 per unit, which was the weighted average trading price of the partnership units on the NYSE for the five trading days following the commencement of trading.

On June 1, 2007, the Corporation completed a three-for-two stock split of its Class A Limited Voting Shares by way of a special dividend of one Class A Limited Voting Share for each two Class A Limited Voting Shares or Class B Limited Voting Shares held at the close of business on May 24, 2007. Fractional shares were paid in cash at the rate of C$22.72 or US$20.95 per share, being the closing price of a Class A Limited Voting Share on the TSX on May 24, 2007.

On February 8, 2007, the Board of Directors approved an increase to the quarterly dividend paid on its Class A Limited Voting Shares and Class B Limited Voting Shares from $0.16 to $0.18, expressed on a pre-split basis, commencing with the dividend paid on May 31, 2007. On a post-split basis, reflecting the three-two-stock split on June 1,2007, this increased dividend was $0.12.

Increases to the quarterly dividends paid on the Corporation’s Class A Limited Voting Shares were approved in each of the three prior years, namely an increase from $0.15 to $0.24 in February 2006, an increase from $0.14 to $0.15 in February 2005, and an increase of C$0.25 to C$0.26 in February 2004. The quarterly dividends shown for these prior years are shown as declared, that is, prior to the impact of the three-for-two stock splits in June 2004, April 2006 and June 2007.

In April 2004, the Board of Directors decided to change the declaration currency for the dividend payable on its Class A Limited Voting Shares and Class B Limited Voting Shares from Canadian to US funds, commencing with the dividend paid on August 31, 2004 of $0.14 per share. Registered Canadian shareholders receive their dividends in Canadian funds, unless they elect otherwise. This declared dividend was also pro-rated to reflect the three-for-two stock split implemented in June 2004.

Brookfield Asset Management – 2009 Annual Information Form	17

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the TSX during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board of Directors. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 10, 11, 12, 13, 15 17, 18, 19, 20, and 21 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in the summary share conditions contained in Appendix B to this Annual Information Form.

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2006, 2007 and 2008, on each class and series of securities of the Corporation that was outstanding at December 31, 2008, all expressed in United States dollars.

	Distribution per Security
	2008	2007	2006
Per Class A Limited Voting Share and Class B Limited Voting Share (a)
Regular	$ 0.51	$ 0.47	$ 0.40
Special (b)	0.94	—	—

Per Class A Preferred Share (c)
Series 2	0.83	0.99	0.88
Series 4 + Series 7	0.83	0.99	0.88
Series 5	0.77	0.92	0.82
Series 8	1.18	1.10	1.10
Series 9	1.02	1.01	1.25
Series 10	1.35	1.34	1.27
Series 11	1.29	1.28	1.22
Series 12	1.27	1.26	1.19
Series 13	0.83	0.99	0.88
Series 14	3.06	3.57	3.10
Series 15	0.99	1.15	1.00
Series 16	1.17	1.08	1.01
Series 17 (d)	1.12	1.11	0.12
Series 18 (e)	1.12	0.71	—
Series 19 (f)	0.86	—	—
Series 20 (f)	0.86	—	—
Series 21 (g)	0.58	—	—
(a)

Dividend amounts per Class A Limited Voting Share and Class B Limited Voting Share for 2007 and 2006 have been adjusted retroactively to show the impact of the three-for-two share splits on April 27, 2006 and June 1, 2007.

(b)	This represents the special dividend of units of Brookfield Infrastructure Partners L.P. distributed on January 31, 2008.
(c)

The dividends on these preferred shares are declared in Canadian funds. All Canadian dollar dividends for 2008 have been converted to United States dollars using the average quarterly exchange rates, and for the preceding years using the average annual exchange rates.

(d)	These shares were issued on November 20, 2006. The dividends paid in 2006 were for the initial period from the date of issue.
(e)	These shares were issued on May 9, 2007. The dividends paid in 2007 were for the period from the date of issue.
(f)	These shares were issued on December 20, 2007.
(g)	These shares were issued on June 25, 2008. The dividends paid in 2008 were for the period from the date of issue.

18	Brookfield Asset Management – 2009 Annual Information Form

The Corporation’s Class A Preference Shares, Series 17 were issued on November 20, 2006. The Corporation commenced paying dividends on this series of shares on December 31, 2006.

The Corporation’s Class A Preference Shares, Series 18 were issued on May 9, 2007. The Corporation commenced paying dividends on this series of shares on June 30, 2007.

The Corporation’s Class A Preference Shares, Series 19 and 20, were issued on December 20, 2007. The Corporation commenced paying dividends on this series of shares on March 31, 2008.

The Corporation’s Class A Preference Shares, Series 21, were issued on June 25, 2008. The Corporation commenced paying dividends on this series of shares on September 30, 2008.

The Corporation redeemed its 8.30% preferred securities due December 31, 2051 on January 2, 2007; its 8.35% preferred securities due December 31, 2050 on January 2, 2007; and its Class A Preference Shares, Series 3 on November 8, 2005.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our web site www.brookfield.com at About Brookfield/Articles and Bylaws and are filed on SEDAR at www.sedar.com.

The Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

Brookfield Asset Management – 2009 Annual Information Form	19

•	the eighteenth series, which consists of 8,000,000 Class A Preference Shares, Series 18;

•	the nineteenth series, which consists of 13,700,000 Class A Preference Shares, Series 19;

•	the twentieth series, which consists of 13,513,510 Class A Preference Shares, Series 20; and

•	the twenty-first series, which consists of 6,000,000 Class A Preference Shares, Series 21.

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Limited Voting Shares; and

d)	85,120 Class B Limited Voting Shares.

As at February 28, 2009, the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,805,948 Class A Preference Shares, Series 8; 6,194,052 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; 6,000,000 Class A Preference Shares, Series 21; nil Class AA Preference Shares; 572,987,632 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. CIBC Mellon Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada and through BNY Mellon Shareowner Services LLC in Jersey City, New Jersey in the U.S.A.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•	The Trust Agreement referred to under “Principal Holders of Voting Shares” in the Corporation’s Management Information Circular dated March 9, 2009 on page 6.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee was reviewed and confirmed by the board on February 12, 2009 and is set out in full in Appendix C to this Annual information Form.

20	Brookfield Asset Management – 2009 Annual Information Form

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: Marcel R. Coutu, who is the Committee’s chairman, Jack M. Mintz, Patricia M. Newson, and George S. Taylor. The Corporation’s board of directors has determined that all of these directors are independent and financially literate, and that Mr. Coutu, Ms. Newson and Mr. Taylor each qualify as an “audit committee financial expert”. Mr. Coutu has a Masters Degree in Business Administration and over 15 years’ experience in investment banking and corporate finance. He is currently President and Chief Executive Officer of Canadian Oil Sands Limited. Ms. Newson is a Chartered Accountant with over 25 years’ experience in finance in the energy and utility industries. She is currently President and Chief Executive Officer of AltaGas Utility Group Inc. and the former Senior Vice-President Finance and Chief Financial Officer of AltaGas Income Trust. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chairman for a number of public companies and non-profit organizations during his business career. Mr. Mintz has had an extensive academic career in business economics and taxation and has served on the boards and audit committees of several public companies and non-profit organizations.

Additional information on the members of the Audit Committee is contained in the Corporation’s Management Information Circular dated March 9, 2009.

Principal Accountant Fees and Services

Deloitte and Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its consolidated reporting issuer subsidiaries. The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte & Touche during 2008 and 2007:

	2008			2007
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit fees	$ 4.0	$ 15.3	$ 19.3	$ 6.3	$ 11.5	$ 17.8
Audit-related fees	0.1	8.4	8.5	0.2	10.3	10.5
Tax fees	0.1	0.7	0.8	—	1.0	1.0
All other fees	0.2	0.3	0.5	0.2	0.3	0.5
Total	$ 4.4	$ 24.7	$ 29.1	$ 6.7	$ 23.1	$ 29.8

All Canadian dollar amounts included in the above totals have been converted to United States dollars at the exchange rate of US$1.00 to C$1.0665, which was the average exchange rate during 2008.

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to mergers and

Brookfield Asset Management – 2009 Annual Information Form	21

acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation, litigation and advisory support services.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditors, currently Deloitte & Touche. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditors, including all services prohibited by law from being provided by the external auditors.

Under the policy, all permitted services to be provided by the external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation, and such subsidiary’s audit committee makes certain reports to the Corporation’s audit committee.

Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

Of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche were approved by the Audit Committee of the board of directors of the Corporation pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s Management Information Circular dated March 9, 2009.

Additional financial information on the Corporation is provided in our Financial Statements and in our Management’s Discussion and Analysis for the most recently completed financial year, which are contained in our 2008 Annual Report.

The Corporation’s most recent Management Information Circular and Annual Report, as well as other information on the Corporation, may be found on our web site www.brookfield.com and on SEDAR at www.sedar.com.

22	Brookfield Asset Management – 2009 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

The following sets out trading information for 2008 for the Corporation’s publicly traded securities outstanding as at December 31, 2008, all of which are listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and NYSE Euronext.

Class A Limited Voting Shares (TSX: BAM.A)

	Price Per Share
Period	High	Low	Average	Volume Traded (a)
2008	C$	C$	C$	#
December	19.27	16.48	17.88	22,016,456
November	22.51	15.80	18.62	26,172,305
October	28.97	20.50	23.49	36,054,470
September	33.91	26.98	29.69	43,841,403
August	34.20	31.52	32.81	17,935,582
July	34.50	29.82	32.28	19,443,991
June	36.70	33.10	35.18	20,359,544
May	36.50	34.33	35.32	28,811,141
April	32.85	27.21	29.20	24,027,547
March	28.82	26.62	27.90	30,228,912
February	33.46	29.12	31.30	19,148,986
January	35.41	29.85	28.01	29,914,307
(a)	Volume traded refers to volume traded on TSX only.

Class A Limited Voting Shares (NYSE: BAM)

	Price Per Share
Period	High	Low	Average	Volume Traded (a)
2008	US$	US$	US$	#
December	15.51	13.04	14.34	50,763,221
November	19.69	12.30	14.61	59,167,311
October	27.42	15.89	19.70	54,992,423
September	31.83	25.69	28.00	38,088,580
August	32.95	29.83	31.15	18,184,293
July	33.69	29.81	31.68	31,131,508
June	36.26	32.54	34.59	26,560,550
May	36.88	33.91	35.27	28,953,044
April	32.72	26.75	28.90	27,277,472
March	28.88	26.22	27.73	33,344,855
February	33.58	29.65	31.46	19,042,779
January	35.68	29.69	26.00	33,235,232
(a)	Volume traded refers to volume traded on NYSE only.

Brookfield Asset Management – 2009 Annual Information Form	A-1

Class A Limited Voting Shares (NYSE Euronext: BAMA)

	Price Per Share
Period	High	Low	Average	Volume Traded (a)
2008	Euros€	Euros€	Euros€	#
December	—	—	—	—
November	—	—	—	—
October	15.97	15.97	15.97	300
September	—	—	—	—
August	—	—	—	—
July	—	—	—	—
June	24.11	24.11	24.11	3,618
May	25.44	20.62	25.22	107
April	19.73	16.90	17.94	2,621
March (b)	17.75	17.06	17.44	655
(a)	Volume traded refers to volume traded on NYSE Euronext only.
(b)	The Corporation’s Class A Limited Voting Shares commenced trading on NYSE Euronext on March 18, 2008.

Class A Preference Shares, Series 2 (TSX: BAM.PR.B)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	9.99	5.95	6.72	526,921
November	10.71	6.85	8.92	347,741
October	15.49	9.21	10.59	179,257
September	19.50	15.49	17.19	91,092
August	20.09	18.90	19.42	32,925
July	20.30	18.50	19.05	96,571
June	21.20	20.00	20.72	88,293
May	21.00	18.75	19.86	62,925
April	19.03	18.00	18.61	49,164
March	19.40	18.24	18.99	91,218
February	19.40	19.00	19.11	96,999
January	19.75	17.79	18.60	127,269

A-2	Brookfield Asset Management – 2009 Annual Information Form

Class A Preference Shares, Series 4 (TSX: BAM.PR.C)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	10.00	6.11	7.31	167,639
November	11.00	6.90	8.66	62,696
October	14.50	9.60	12.06	75,428
September	19.50	14.50	16.65	58,735
August	19.50	18.50	18.80	17,906
July	19.50	18.50	19.03	31,837
June	20.90	19.00	19.95	72,752
May	20.25	18.30	19.65	69,081
April	19.00	17.71	18.29	37,035
March	19.35	18.51	18.73	61,999
February	19.48	18.45	18.90	29,531
January	19.75	17.75	17.26	57,434

Class A Preference Shares, Series 8 (TSX: BAM.PR.E)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	10.25	7.50	8.35	85,627
November	12.00	9.50	10.72	38,670
October	21.26	10.30	11.95	13,490
September	23.65	22.25	22.83	8,960
August	23.50	22.80	23.21	16,800
July	23.70	20.50	21.59	7,500
June	24.00	23.50	23.76	5,300
May	23.65	22.34	23.09	40,550
April	23.00	22.75	22.88	1,200
March	23.50	22.50	23.02	5,475
February	24.00	23.01	23.43	9,125
January	23.50	22.10	22.59	8,270

Brookfield Asset Management – 2009 Annual Information Form	A-3

Class A Preference Shares, Series 9 (TSX: BAM.PR.G)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	10.50	9.40	9.77	145,847
November	11.98	9.25	10.63	53,158
October	16.60	9.00	12.37	31,425
September	20.00	16.51	18.14	21,784
August	20.75	19.79	20.32	7,590
July	21.81	19.00	20.24	24,150
June	23.65	21.61	22.75	23,945
May	24.00	21.50	23.15	23,068
April	21.50	20.40	21.06	27,702
March	22.00	21.05	21.25	30,601
February	21.25	20.02	20.43	59,803
January	20.30	18.85	19.95	44,915

Class A Preference Shares, Series 10 (TSX: BAM.PR.H)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	21.50	18.85	19.95	428,160
November	23.90	21.00	22.76	184,286
October	24.39	20.50	21.44	232,218
September	25.15	24.25	24.64	112,321
August	25.29	24.60	24.84	96,327
July	25.60	24.55	25.00	283,067
June	26.25	25.50	25.76	52,189
May	26.23	25.53	25.91	83,528
April	26.00	25.32	25.62	68,923
March	25.89	25.14	25.47	71,470
February	25.90	25.45	25.56	35,283
January	26.08	25.00	25.44	47,533

A-4	Brookfield Asset Management – 2009 Annual Information Form

Class A Preference Shares, Series 11 (TSX: BAM.PR.I)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	20.00	17.50	18.60	256,511
November	22.25	18.25	20.76	89,243
October	23.60	19.00	21.18	98,098
September	25.50	23.61	24.86	52,628
August	25.55	23.50	24.35	65,021
July	25.05	23.78	24.69	77,739
June	26.69	25.06	25.75	58,254
May	26.69	25.50	25.76	84,184
April	26.00	25.31	25.65	198,473
March	25.71	25.31	25.64	63,616
February	27.00	25.15	25.60	28,888
January	25.95	24.90	25.45	67,574

Class A Preference Shares, Series 12 (TSX: BAM.PR.J)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	15.80	11.40	13.50	494,494
November	19.00	12.86	15.77	195,439
October	20.58	14.50	17.07	194,447
September	24.03	21.55	23.43	68,039
August	24.00	22.35	23.61	83,417
July	24.20	22.26	22.78	80,271
June	25.40	23.76	24.83	99,683
May	25.75	25.02	25.26	128,158
April	25.60	24.95	25.25	179,935
March	25.87	25.00	25.49	52,407
February	25.88	25.26	25.64	67,822
January	25.65	25.05	24.04	82,715

Brookfield Asset Management – 2009 Annual Information Form	A-5

Class A Preference Shares, Series 13 (TSX: BAM.PR.K)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	9.24	6.50	7.38	327,098
November	10.90	6.83	9.05	261,772
October	16.00	10.00	11.66	186,058
September	19.20	15.50	17.99	38,422
August	19.92	19.11	19.38	28,783
July	20.24	18.21	19.57	180,826
June	21.29	19.20	20.39	325,569
May	20.67	18.61	19.84	125,210
April	18.95	17.81	18.26	75,948
March	20.35	18.75	19.57	32,613
February	19.83	19.10	19.32	50,264
January	19.54	17.80	18.39	79,972

Class A Preference Shares, Series 14 (TSX: BAM.PR.L)

There were no trades of the Corporation’s Class A Preference Shares, Series 14 during 2008.

Class A Preference Shares, Series 17 (TSX: BAM.PR.M)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	10.72	8.29	9.35	574,770
November	13.10	10.00	11.83	337,934
October	15.90	12.00	13.24	244,578
September	17.62	15.88	16.68	113,269
August	17.15	16.50	16.83	76,885
July	16.67	15.90	16.37	184,143
June	18.23	16.55	17.42	260,419
May	19.00	18.00	18.40	213,052
April	18.69	18.05	18.35	210,429
March	20.00	18.69	19.67	272,545
February	19.50	18.86	19.02	308,495
January	19.00	18.29	17.31	322,197

A-6	Brookfield Asset Management – 2009 Annual Information Form

Class A Preference Shares, Series 18 (TSX: BAM.PR.N)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	10.67	8.25	9.26	647,367
November	12.99	10.00	11.81	350,666
October	15.93	12.30	12.84	485,360
September	17.39	15.95	16.62	166,896
August	17.07	16.43	16.75	162,322
July	16.50	15.80	16.29	273,917
June	18.21	16.55	17.31	225,730
May	18.42	18.13	18.32	461,257
April	18.79	18.00	18.27	162,072
March	19.32	18.56	18.99	322,628
February	19.08	18.65	18.88	1,026,822
January	18.80	17.75	17.08	407,812

Class A Preference Shares, Series 21 (TSX: BAM.PR.O)

	Price Per Share
Period	High	Low	Average	Volume Traded
2008	C$	C$	C$	#
December	18.50	15.50	16.69	448,772
November	20.75	17.75	19.40	202,520
October	21.50	18.50	20.13	158,948
September	22.95	21.25	22.46	1,166,698
August	23.05	22.75	22.94	462,869
July	24.25	23.00	23.18	338,226
June (a)	24.50	24.00	24.22	12,725
(a)	The Corporation’s Class A Preference Shares, Series 21 commenced trading on the TSX on June 25, 2008.

Brookfield Asset Management – 2009 Annual Information Form	A-7

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES

TABLE OF CONTENTS

Certain Provisions of the Class A Preference Shares as a Class	B-2

Certain Provisions of the Class A Preference Shares, Series 1 as a Series	B-2

Certain Provisions of the Class A Preference Shares, Series 2 as a Series	B-3

Certain Provisions of the Class A Preference Shares, Series 3 as a Series	B-5

Certain Provisions of the Class A Preference Shares, Series 4 as a Series	B-6

Certain Provisions of the Class A Preference Shares, Series 5 as a Series	B-7

Certain Provisions of the Class A Preference Shares, Series 6 as a Series	B-8

Certain Provisions of the Class A Preference Shares, Series 7 as a Series	B-9

Certain Provisions of the Class A Preference Shares, Series 8 as a Series	B-10

Certain Provisions of the Class A Preference Shares, Series 9 as a Series	B-12

Certain Provisions of the Class A Preference Shares, Series 10 as a Series	B-13

Certain Provisions of the Class A Preference Shares, Series 11 as a Series	B-15

Certain Provisions of the Class A Preference Shares, Series 12 as a Series	B-17

Certain Provisions of the Class A Preference Shares, Series 13 as a Series	B-18

Certain Provisions of the Class A Preference Shares, Series 14 as a Series	B-20

Certain Provisions of the Class A Preference Shares, Series 15 as a Series	B-21

Certain Provisions of the Class A Preference Shares, Series 16 as a Series	B-22

Certain Provisions of the Class A Preference Shares, Series 17 as a Series	B-23

Certain Provisions of the Class A Preference Shares, Series 18 as a Series	B-25

Certain Provisions of the Class A Preference Shares, Series 19 as a Series	B-27

Certain Provisions of the Class A Preference Shares, Series 20 as a Series	B-28

Certain Provisions of the Class A Preference Shares, Series 21 as a Series	B-29

Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares	B-31

Other Provisions Regarding the Share Capital of the Corporation	B-32

Brookfield Asset Management – 2009 Annual Information Form	B-1

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES AS A CLASS

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 1 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Conversion

The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.

B-2	Brookfield Asset Management – 2009 Annual Information Form

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of Brascan if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 2 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but

Brookfield Asset Management – 2009 Annual Information Form	B-3

excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.

B-4	Brookfield Asset Management – 2009 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 3 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.

Redemption

Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.

Brookfield Asset Management – 2009 Annual Information Form	B-5

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 4 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to

B-6	Brookfield Asset Management – 2009 Annual Information Form

and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 5 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

Brookfield Asset Management – 2009 Annual Information Form	B-7

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 6 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-8	Brookfield Asset Management – 2009 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:

(a)

declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 7 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brookfield Asset Management – 2009 Annual Information Form	B-9

Right to Exchange

The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)

a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:

(a)

declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

B-10	Brookfield Asset Management – 2009 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 8 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 8 were initially entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelve of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.

Redemption

The Class A Preference Shares, Series 8 were not redeemable by the Corporation prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of Brascan, on a one-for one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.

Voting

At any time that during the fixed rate period eight quarterly dividends, or during the floating rate period twenty-four monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

Brookfield Asset Management – 2009 Annual Information Form	B-11

(d)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 9 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-12	Brookfield Asset Management – 2009 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;

unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 10 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management – 2009 Annual Information Form	B-13

Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

B-14	Brookfield Asset Management – 2009 Annual Information Form

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 11 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers

Brookfield Asset Management – 2009 Annual Information Form	B-15

in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)

issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

B-16	Brookfield Asset Management – 2009 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 12 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield Asset Management – 2009 Annual Information Form	B-17

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)

issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

B-18	Brookfield Asset Management – 2009 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 13 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Brookfield Asset Management – 2009 Annual Information Form	B-19

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 14 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed fro retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.

Voting

At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

B-20	Brookfield Asset Management – 2009 Annual Information Form

(c)

except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)

pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 15 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.

Redemption

Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

Brookfield Asset Management – 2009 Annual Information Form	B-21

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:

(a)

pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 16 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.

Redemption

Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class

B-22	Brookfield Asset Management – 2009 Annual Information Form

A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share, Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of  1/2 of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)

except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 16;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 17 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 17 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of December, March, June and September of each year.

Redemption

The Class A Preference Shares, Series 17 may not be redeemed by the Corporation prior to December 31, 2011. On and after December 31, 2011, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 17, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before December 31, 2012, C$25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at C$25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at C$25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at C$25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Brookfield Asset Management – 2009 Annual Information Form	B-23

If less than all of the outstanding Class A Preference Shares, Series 17 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 17 the right, at their option, to convert such shares into a further series of preferred shares designated by the Corporation.

The Class A Preference Shares, Series 17 are not convertible by the Corporation prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 17 into Class A Limited Voting Shares of the Corporation. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 17 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 17 but in lieu thereof the Corporation will make cash payments.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 17 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 17 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 17. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 17 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 17 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 17:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 17) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 17;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 17, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 17;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 17; or

(d)

issue any additional Class A Preference Shares, Series 17 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 17;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 17 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 17 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 17 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 17 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the

B-24	Brookfield Asset Management – 2009 Annual Information Form

votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 17 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 17 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 17 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 17 held.

Voting Rights

The holders of the Class A Preference Shares, Series 17 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 17 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 17, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 17 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 17 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 17 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 17 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 17 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 18 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 18 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 18 may not be redeemed by the Corporation prior to June 30, 2012. On and after June 30, 2012, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 18, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before June 30, 2013, at C$25.75 per share if redeemed on or after June 30, 2013 but before June 30, 2014, at C$25.50 per share if redeemed on or after June 30, 2014 but before June 30, 2015, at C$25.25 per share if redeemed on or after June 30, 2015 but before June 30, 2016 and at C$25.00 per share if redeemed on or after June 30, 2016, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

If less than all of the outstanding Class A Preference Shares, Series 18 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 18 the right, at their option, to convert such shares into a further series of preferred shares designated by the Corporation.

The Class A Preference Shares, Series 18 will not be convertible by the Corporation prior to June 30, 2012. On and after June 30, 2012 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 18 into Class A Limited Voting Shares. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 18 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 18 but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management – 2009 Annual Information Form	B-25

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 18 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 18 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 18. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 18 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 18 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 18:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 18) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 18;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 18, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 18;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 18; or

(d)

issue any additional Class A Preference Shares, Series 18 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 18;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 18 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 18 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 18 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 18 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 18 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 18 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 18 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 18 held.

Voting Rights

The holders of the Class A Preference Shares, Series 18 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 18 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 18, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 18 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another

B-26	Brookfield Asset Management – 2009 Annual Information Form

specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 18 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 18 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 18 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 18 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 19 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 19 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 19 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporation Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 19 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 19 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 19 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 19 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 19 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 19 tendered at the price at which more Class A Preference Shares, Series 19 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 19 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 19 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 19. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 19 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 19 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 19 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 19 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 19 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 19 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 19 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 19 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 19 then represented would form the quorum. At any meeting of holders of Class

Brookfield Asset Management – 2009 Annual Information Form	B-27

A Preference Shares, Series 19, each holder of Class A Preference Shares, Series 19 is entitled to vote and will have one vote in respect of each Class A Preference Shares, Series 19 held.

Voting Rights

Each holder of Class A Preference Shares, Series 19 is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per Class A Preference Share, Series 19 held.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 20 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 20 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 20 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporations Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 20 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 20 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 20 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 20 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 20 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 20 tendered at the price at which more Class A Preference Shares, Series 20 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 20 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 20 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 20. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 20 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 20 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 20 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 20 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 20 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 20 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 20 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 20 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 20 then represented would form the quorum. At any meeting of holders of Class

B-28	Brookfield Asset Management – 2009 Annual Information Form

A Preference Shares, Series 20, each holder of Class A Preference Shares, Series 20 is entitled to vote and will have one vote in respect of each Class A Preference Shares, Series 20 held.

Voting Rights

Except as required by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 20 as a series, the holders of Class A Preference Shares, Series 20 shall not be entitled of, to attend or to vote at any meeting of the shareholders of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 21 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 21 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of $1.2500 per share per annum, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 21 may not be redeemed by the Corporation before June 30, 2013. On or after this date, but subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 21, by the payment of an amount in cash for each such share so redeemed of $25.00 per Class A Preference Share, Series 21 together with, all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Notice of any redemption will be given by the Corporation not less than 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding the Class A Preference Shares, Series 21 are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 21 are not convertible at the option of the Corporation prior to June 30, 2013. On or after this date, the Corporation may, subject to applicable law and other regulatory approvals, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 21 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 21) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of such Class A Limited Voting Shares on the TSX for the period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 21, but in lieu thereof the Corporation will make cash payments.

Notice of any conversion will be given by the Corporation not less than 30 days and not more than 60 days prior to the date fixed for conversion. If less than all the outstanding Class A Preference Shares, Series 21 are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

Upon exercise by the Corporation of its right to convert Class A Preference Shares, Series 21 into Class A Limited Voting Shares, the Corporation reserves the right not to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after June 30, 2013, each Class A Preference Share, Series 21 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 21) by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 21, but in lieu thereof the Corporation will make cash payments.

Upon exercise of the conversion privilege by the holder of Class A Preference Shares, Series 21, the Corporation reserves the right not to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has

Brookfield Asset Management – 2009 Annual Information Form	B-29

reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

The Corporation, subject to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 21 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 21 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 21 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 21 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 21 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

If the Corporation elects to redeem or arrange for the purchase of any Class A Preference Shares, Series 21 that are the subject of a conversion notice (“Subject Shares”), the Corporation shall, at least 20 days prior to the conversion date, give notice to all holders who have given a conversion notice to the Corporation, stating:

(a)	the number of Subject Shares to be redeemed for cash by the Corporation;

(b)	the number of Subject Shares to be sold to another purchaser; and

(c)	the number of Subject Shares to be converted into Class A Limited Voting Shares;

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date shall, to the extent practicable, be the same for each holder delivering a conversion date.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 21 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 21 will be entitled to receive $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 21. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 21 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 21 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 21:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 21) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 21;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 21, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 21;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 21; or

(d)

issue any additional Class A Preference Shares, Series 21 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 21;

B-30	Brookfield Asset Management – 2009 Annual Information Form

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 21 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 21 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 21 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 21 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 21 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 21 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 21 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 21 held.

Voting Rights

The holders of the Class A Preference Shares, Series 21 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 21 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 21, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 21 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 21 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 21 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Shares, Series 21 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 21 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A LIMITED VOTING SHARES AND THE CLASS B LIMITED VOTING SHARES

The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that holder agrees not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from that holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Brookfield Asset Management – 2009 Annual Information Form	B-31

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

B-32	Brookfield Asset Management – 2009 Annual Information Form

APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference.

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of shareholders, the board of directors of the Corporation (the “board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the board.

The board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

a)

oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

b)

review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

c)	where appropriate, terminate the auditor;

d)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

f)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability board or the Public Company Accounting Oversight board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

g)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

h)	review and evaluate the lead partner of the auditor;

i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

Brookfield Asset Management – 2009 Annual Information Form	C-1

j)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934;

k)

pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

l)	resolve any disagreements between management and the auditor regarding financial reporting;

m)	review, and, where appropriate, recommend for approval by the board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statement; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

n)

discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

p)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses

C-2	Brookfield Asset Management – 2009 Annual Information Form

in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

q)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

r)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

s)

meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

t)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

u)

review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

w)	review periodically, the status of taxation matters of the Corporation;

x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

y)

review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

z)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

aa)	consider other matters of a financial nature as directed by the board.

REPORTING

The Committee will regularly report to the board on:

a)	the auditor’s independence;

b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

c)	the performance of the internal audit function department;

d)	the adequacy of the Corporation’s internal controls and disclosure controls;

e)

its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f)

its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Brookfield Asset Management – 2009 Annual Information Form	C-3

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site and the annual report or the management information circular of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chairman of the board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

a)	is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

b)

is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior

C-4	Brookfield Asset Management – 2009 Annual Information Form

service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

c)

is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor;

d)

is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

e)

is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

a)

accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

b)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).

For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit Committee must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee of the board of directors for a determination as to whether this association affects the Member’s status as an independent director.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;

acquired through any one or more of the following:

f)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience; or

i)	other relevant experience.

This charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 12, 2009.

Brookfield Asset Management – 2009 Annual Information Form	C-5